Filed pursuant to Rule 253(g)(2)

File No. 024-10585

Ziyen Inc.

Supplement No. 1

to the Offering Circular

qualified October 25, 2016

Dated: August 7, 2017

This Supplement No. 1 to the Offering Circular originally qualified October 25, 2016 (this “Supplement”) supplements the offering circular of Ziyen Inc. (“Ziyen”), dated October 14, 2016 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the status of the ongoing offerings of Ziyen:

Ziyen Inc. has opened a new Software Energy Division in the company, called Ziyen Energy.  The basis of Ziyen Energy is a combination of our innovative software, extensive and thorough data and market analysis combined with our experienced oil and gas professionals to provide clean and cost effective methods to extract oil from existing fields using enhanced oil recovery techniques as well as developing new wells using cutting edge technology.

Ziyen Energy has its sights set on securing and developing marginal oil fields in the US with a goal for the United States to be 100% self sufficient from oil drilled and refined in America in the next 5 years.

On the 27th of June 2017, Ziyen Energy secured the company’s first oil lease in Indiana, United States.   Please refer to the lease agreement filed in the Gibson County Courthouse;

•	Exhibit A - Assignment of Oil and Gas Lease to Ziyen Inc.

The deal includes 7 existing oil producing wells of proven reserves along with a support water Injection well and a water producing well for injection purposes with a further potential for 20 new oil producers on undeveloped reserves on the site.

Full details of the Petroleum Reserves are available in the report by K & M Oil.  Please refer to;

•	Exhibit B - Oil and Gas Reserve Evaluation Report

Key highlights of the report are as follows:

SAOC, Scottish American Oil Company have obtained a 166 Acre oilfield,  central township, Indiana.

The oil producing zones on the leasehold consist of five main formations:-

1.	Jackson (Big Clifty) - 7 existing oil producing wells, 1 water injection well and 1 water producing well, for the WI.
2.	Cypress - as above
3.	St Genevieve
4.	Salem
5.	New Albany

Petroleum reserves as follows:-

2P probable reserves – (Jackson/Cypress , these are our proved developed oil reserves, they previously produced however they are currently non producing, these require a workover  in total of around $160,000 estimated capital costs for workover, but there is known reserves of 23254 BO here.

Furthermore as well as the above there are proved undeveloped reserves in the above region of 39000 BO above the 23254 BO figure.

Therefore total proved reserves 23250 + 39000 = 62265 bbl when the above is developed these are likely reserves that are expected with no optimism or conservatism and these are our key reserves for reporting.

3P possible reserves – There are further reserves with potential which have been non developed and are  probable reserves of 715,200 bbl at 100% production recovered or 380,865bbl if  50% recovered. These are less certain reserves to be recovered than 2P above but worth exploring.

Current production would be obtained from 1 and 2 above, Jackson and Cypress formations which already have existing 7 oil producing wells and a water injection well as well as a water producing well. These wells all require workovers, with estimated costs to be circa $20,000 each plus $20,000 pipeline costs, future production from 3,4,5 St Genevieve, Salem and New Albany, these possible reserve breakdown below.

1.	Jackson ( Big Clifty) - potential for 2 new wells, with possible reserves 24,000bo
2.	Cypress - potential for 2 new wells, with possible reserves of 54,000bo
3.	St Genevieve – potential for 4 new wells, with possible reserves 360,000bo
4.	Salem - potential for 4 new wells, with possible reserves of 100,000bo
5.	New Albany - potential for 4 new wells, with possible reserves of 177,200bo

Therefore there are 7 existing oil producers now, with potential to develop 20 other oil producers in the future along with an existing water injection well and a water producing well.

As stated above the estimated remaining production from Cypress and Jackson pools from the existing wells, which have been developed but not currently producing is 23,254 BO.

After a full site inspection Ziyen will assess which well to begin full production from or if we should switch on all 7 oil producers, before going on to drill a further 20 wells.  Estimated capital costs to drill the further 20 wells is $3,600,250.

Appointment of Directors

Ziyen Inc. has appointed three new officers to the company.

David Rogers joins the Ziyen Inc Board as the Vice President and is responsible for product strategy, planning, and engineering execution. David's role is to inform, guide and collaborate with our team to develop and execute our vision. David brings more than 25 years of technology, software engineering, and product delivery experience, including 17 in key leadership positions at PTC, Inc. - a $1.3 billion dollar software company listed on the NASDAQ. As Director of Software Quality Assurance, Rogers led geographically distributed, multinational teams involved validation of a wide range of visualization, PLM, SLM and IOT software products. Rogers holds a BS in Aeronautical Engineering from Embry-Riddle Aeronautical University.

Shane Fraser joins the Ziyen Inc. Board to head up the Oil Intelligence Division. His role is provide extensive technical knowledge and expertise in the oil and gas sector. Shane is a highly experienced oilfield engineer with over 28 years’ experience. He has 21 years working for Royal Dutch Shell in the North Sea and Syria, before going on to deliver technically challenging brownfield and greenfield projects for several other multinational oil companies. He has extensive knowledge in all areas of oilfield operations, maintenance and project delivery, strong technical background with both offshore and onshore experience, leading multicultural project teams to success. Shane has a BSc in Electrical and Electronic Engineering, Post-Grad in Business Management Systems and is OPITO assessed in OIM Managing Major Emergencies.

Allen Lieb joins the Ziyen Inc. Board as Head of Construction Intelligence. Allen's role is to provide technical knowledge, guidance and expertise on the construction sector. Allen has operated his own Architectural firm in Boston, with over 42 years of experience designing and overseeing the Construction Administration on multi-million dollar projects. His experience covers a wide range of project types including educational facilities, banks, housing, industrial and commercial buildings, manufacturing facilities, as well as the design of correctional facilities, police and fire stations. Allen is a member of the American Institute of Architects, and a graduate and lecturer from the Boston Architectural College. Allen is a retired US Navy SEAL veteran with 10 years of service in operations across South East Asia, Central and South America.

Exhibit A

8 0 0 2 0 8 8
Tx:4000486

201700002734
FILED FOR RECORD IN
GIBSON COUNTY, INDIANA
TONYA THOMPSON, RECORDER
06/27/2017 AT 3:04 PM
30.00
PAGES: 8

Assignment of Oil and Gas Lease

KNOW ALL MEN BY THESE PRESENTS:

That Greenleaf Energy, Inc., formerly of 9 Crystal Lake Road, Ste. 250, Lake In The Hills, IL 60156, and currently located at 8 Tregonwell Ct., Algonquin, IL 60102 (Hereinafter referred to as "Assignor") in consideration of One Dollar and other good and valuable consideration, pursuant to a certain agreement, the receipt of which is hereby acknowledged, does hereby convey and assign to Ziyen, Inc., of 1613 Central Ave., Suite 201, Cheyenne, WY 82001 (hereinafter referred to as "Assignee") all the Assignor's right, title, and interest in and to the Oil and Gas Lease set forth in **Exhibit A**, which is attached hereto and made part of hereof by reference as though fully set forth, and previously recorded as Instrument Number 201200001866.

There is further assigned with said oil and gas leases, the proportionate share of any interest the Assignor may own in and to all the personal property, well equipment, pumps, tanks, rods, tubing, motors, well head connections and all other incidental rights appurtenant to or obtained on connection therewith in the production of said oil and gas wells, leases and interests.

Any and all equipment transferred pursuant to this Assignment is a transfer on an "As-Is Where Is" basis with no guarantees of production.

The Assignor does not warrant title to the above described interest being conveyed, but covenants with the Assignee that the Assignor has not conveyed, or otherwise encumbered said interest. The Assignor further covenants that the leases assigned are not subject lien, claim or security interest or other encumbrance granted by or suffered against the interest of the Assignor herein as to the interest being conveyed.

This Assignment is subject to any and all royalty or overriding royalty interests of record.

By the signature of the Assignee herein, the Assignee hereby assumes any and all responsibilities of operations of said wells located on the said leaseholds and hereby agrees to comply with the applicable laws, rules and regulations for the operations or maintenance of said wells and leases with the Stare of Indiana or any other federal or administrative agency and shall save and hold harmless and indemnify the Assignor from any and all liabilities related hereto for said operations on said leaseholds.

The Assignment shall be effective this 26th day of June, 2017 not withstanding the date of this assignment.

The terms and provisions of this Assignment shall be deemed to be covenants running with the land and leases herein assigned, and shall be binding upon and inure to the benefit to the parties hereto, their respective legal representatives, successors and assigns.

This Assignment is executed this 26 day of June, 2017.

Greenleaf Energy, Inc.,
Brian Knight - President

SUBSCRIBED AND SWORN to

Before me this 26 day
of June, 2017.

Notary Public

OFFICIAL SEAL
LISA A MARTIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/30/18

EXHIBIT A

201200001866
Filed for Record in
GIBSON COUNTY, INDIANA
DEBBIE S WETHINGTON, RECORDER
04-12-2012 At 11:41:55 am.
OG LEASE 23.00
Instrument PG 1 OF 6
201200001866

Oil and Gas Lease
(Paid Up)

This agreement made and entered into this 12 day of April, 2012 by and between Oscar and Margret Ross, William I. and Rosanna Ross, Ross & Company, Inc, and the Woosley Family Trust

Whose address is 7846 East SR 64, Francisco, IN 47648

(Phone No.812-182-3723) Taxpayer I.D. No. N/A / N/A),

hereinafter called "Lessor", whether one or more, and Adena Recourses LLC (hereinafter called "Lessee"), whose address is 7253 Jethve Lane, Cincinnati, Ohio 45243.

1. Witnesseth, Lessor for in consideration of $1.00 AND OTHER CONSIDERATION, the receipt of which is hereby acknowledged, and in consideration of the covenants and agreements herein contained, does grant and lease exclusively unto lessee the lands (hereinafter called the "Premises") described below for the purposes of: exploring, drilling, producing, removing, and marketing all gas, oil and/or their constituents from all geologic formations under the Premises, installing, operating and maintaining transmission lines, compression and related equipment for the transportation of oil, gas their related by products and electricity to and from the Premises and other lands, installing and maintaining, tanks, roads, meters, equipment and related facilities thereon, together with the right to enter upon and use as much of the premises as is necessary to perform the aforesaid purpose: the premises being all of that land located in the Columbia 2 South township section/lot No.21 in Range 9 West Gibson County, Indiana and bounded primarily as follows:

   On the North by the lands of Black Beauty Coal
   On the East by the land of Boyle
   On the South by the land of SR 64
   On The West be the land of Craig
   Containing 176.3 acres more or less.

~~Instrument PG~~ 4 OF 10
~~201200002027~~

2. Subject to the other provisions herein contained, this lease shall remain in force for a term of one year (primary term) and so much longer thereafter as oil, gas and/or their constituents are produced or are capable of being produced of oil or gas in paying quantities (extended term), in the judgment of Lessee, from the Premises. Completion of a well on the Premises unproductive of oil or gas in paying quantities shall extend the primary term set forth for a one year period. A well shall be deemed to have commenced when preparation for drilling have begun.

3. Lessee agrees to pay Lessor as royalty, within thirty days of Lessee's receipt of payment from oil purchaser, one-eighth ($1/8^{th}$) of the oil produce and marketed from the Premises at the wellhead field market price per barrel and to pay Lessor as royalty within 30 days of receipt of payment from gas purchaser, one-eighth ($1/8^{th}$) of the gas produced and marketed from the Premises, at the wellhead field market price per 1,000 cubic feet (MCP). This Lease shall become null and void for failure to pay rentals, royalties or other sums due for any period; provided, however, that prior to any such termination, Lessor shall give Lessee written notice by certified mail of Lessor's failure to receive and such payment and Lessee may, at its option, reinstate this lease by making the payment due within fifteen days receipt of said notice by Lessee. In the event such payment is made to Lessor, this Lease shall continue in full force and effect.

201200001866
K & M OIL COMPANY INC
9 CRYSTAL LAKE RD STE 250
LAKE IN THE HILLS IL 60156

Instrument PG 5 OF 10
201200002027
Instrument PG 2 OF 6
201200001866

4. All Payment due Lessor under this Lease shall be made payable to: Ross and Company, Inc, the Woosley Family Trust, William I. and Rosanna Ross, and Oscar and Margret Ross

5. Lessee shall pay for all crops damaged by Lessee outside the normal area of operation and repair all drain tile, roads and fences damaged by Lessee. Lessee shall have the right to locate wells, roads, pipeline, tanks, meters and related equipment in those areas on the Premises deemed most suitable by Leasee to maximize oil and gas production provided, however, that the location thereof complies with all the Rules and Regulations of the State of Indiana. Lessee shall bury all permanent pipelines below plow depth.

6. The Lessor may lay a pipeline to any one well located on the Lessor's property and take gas produced from said well for domestic use in one dwelling house on the leased Premises, at Lessor's own risk, subject to the use and the right of abandonment of the well by the lessee. The first two hundred thousand cubic feet of gas taken each year shall be free of cost, but all gas in excess of two hundred thousand cubic feet of gas taken in each year shall be paid for at the prevailing wellhead field market price. Lessee may deduct payment for such excess gas from any rentals or royalties accruing to the Lessor hereunder. Lessor is to furnish, construct and maintain the pipeline, regulators, house meter, drip, valves, and other necessary equipment at Lessor's expense. This privilege is upon the condition that the Lessor shall sign and be bound by the rules and regulation of the Lessee relating to the use of free gas, and shall maintain said pipeline, regulators and equipment in good repair and free of all gas leaks and operate the same so as not to cause waste or unnecessary leaks of gas.

7. Lessor hereby grants the Lessee the right to unitize any part of any geologic formation there under with other lands to form an oil or gas development unit for the purpose of drilling a well thereon; but, Lessee shall in no event be required to drill more than one well on such unit. Any well drilled on said unit be demeaned to be located on the Premises within the meaning and for the purpose of this Lease, however, Lessor may take gas from a unit well only if said well is located on land actually owned by Lessor. Lessor agrees to accept that proportion of one-eight (1/8th) royalty which Lessor's acreage in the development unit bears to the total number of acres of acres therein.

8. If any well capable of producing oil and gas, whether or not in paying quantities, located on said land, or on lands pooled or unitized with all parts of said land, is at any time shut in and production there from is not sold or used off the premises, such shut in well shall be considered a well producing oil and/or gas and this lease will continue in force while such well is shut in, not understanding expiration of the primary term. If all wells on said land, or lands pooled or unitized with all or part of said land, are shut in, then within 60 days after expiration of each period of one year in length during which all such wells are shut in, Lessee shall be obligated to pay or tender, as royalty, to Lessor, or Lessor's successor, shut in royalties of the sum of $1.00 multiplied by the number of acres subject to this Lease; provided however, that if production from a well or wells located on said land or on lands pooled or unitized therewith is sold or used off the premises before the end of any such period, or if at any such annual period this lease is being maintained to force and effect other than solely by reason of the shut in well(s), Lessee shall not be obligated to pay or tender said sum of money for the period.

9. The consideration, royalties, rentals and other sums paid, as herein provided, are and will be accepted by Lessor as adequate and full consideration for all rights herein granted to Lessee

Instrument 201200002027 PG 6 OF 10
Instrument 201200001866 PG 3 OF 6

including the further rights of drilling or not drilling on the Premises. If the Premises are owned by two or more parties, or the ownership of any interest therein shall be transferred by sale, operation of law or otherwise, the premises nevertheless may be held, developed and operated as an entirety, and the royalties, rental and other sums payable hereunder shall be paid to each owner in the proportion that the share owned by each such owner bears to the entire acreage of the Premises. No change of ownership in the Premises or in the royalties and rentals payable shall be binding on the Lessee until written notice is given to Lessee together with the original instrument of conveyance or a certified copy thereof.

10. Lessor shall notify Lessee by certified mail of any failure by Lessee to comply with any provisions of this lease, whereupon Lessee shall have thirty days to correct or begin to correct the same. Any claim for damaged by Lessor must be made within ninety days of its occurrence and liability for such shall not exceed market value as determined by a bona fide appraisal. Lessee may at any time surrender this lease in whole or in part. Unless the release instrument expressly provides to the contrary, upon the surrender, termination or expiration of this lease. Lessee shall nonetheless maintain all rights to then existing pipeline. In the event Lessee is unable to perform any act or acts permitted under this Lease by reason of force majeure, including and without limitation, acts of God, strikes, governmental restriction or other occurrences beyond Lessee's reasonable control, such as utility company shut-ins, this Lease shall nevertheless remain in full force and effect, without liability for damages for non- compliance, until Lessee can perform said act or acts.

11. All covenants by and agreement of the parties hereto shall extend to their heirs, personal representative, successors and assigns and the Lessor herby warrants title to the Premises. Lessor agrees to execute any document required to obtain necessary permits and clear title to said Premises it is mutually agreed that this instrument contains and expresses all of the agreements and understanding of the parties with respect to the subject meter hereof, and implied convent, agreement or obligation shall be read into the agreement or imposed upon the parties by either of them.

IN WITNESS WHEREOF, the panties have signed this Oil and Gas Lease as if the date first written above. Signed and acknowledged in the presence of.

LESSOR:
OSCAR ROSS

Oscar Ross
By: Oscar Ross

STATE OF INDIANA/ COUNTY OF GIBSON

Before me, a Notary Public in aforesaid County and State personally appeared the above-named OSCAR ROSS who acknowledged to me that they did execate the foregoing intrument and that the same is the free act and deed of OSCAR ROSS.
In testimony whereof, I have hereunto set my hand and affixed my offical seal in Gibson County This 12th day of April, 20 12.

Instrument 201200002027 PG 7 OF 10

Instrument 201200001866 PG 4 OF 6

Kimberly A. Lewis
Kimberly A. Lewis, I reside in Gibson Co. Indiana
Notary Public
My commission expires 2-21-2016

LESSOR:
MARGRET ROSS

Margaret Ross
By: Margret Ross

STATE OF INDIANA/ COUNTY OF GIBSON

Before me, a Notary Public in aforesaid County and State personally appeared the above-named MARGRET ROSS who acknowledged to me that they did execate the foregoing intrument and that the same is the free act and deed of MARGRET ROSS.
In testimony whereof, I have hereunto set my hand and affixed my offical seal in Gibson County This 12th day of April, 20 12.

Kimberly A. Lewis
Kimberly A. Lewis, I reside in Gibson Co. Indiana
Notary Public
My commission expires 2-21-2016

LESSOR:
WILLIAM I. ROSS

William I Ross
By: William I. Ross

STATE OF INDIANA/ COUNTY OF GIBSON

Before me, a Notary Public in aforesaid County and State personally appeared the above-named WILLIAM I. ROSS who acknowledged to me that they did execate the foregoing intrument and that the same is the free act and deed of WILLIAM I. ROSS.
In testimony whereof, I have hereunto set my hand and affixed my offical seal in Gibson County This 12th day of April, 20 12.

Kimberly A. Lewis
Kimberly A. Lewis, I reside in Gibson Co. Indiana
Notary Public
my commission expires 2-21-2016

LESSOR:
ROSANNA ROSS

Rosanna Ross
By: Rosanna Ross

Instrument 201200002027 PG 8 OF 10

Instrument 201200001866 PG 5 OF 6

STATE OF INDIANA/ COUNTY OF GIBSON

Before me, a Notary Public in aforesaid County and State personally appeared the above-named ROSANNA ROSS who acknowledged to me that they did execate the foregoing intrument and that the same is the free act and deed of ROSANNA ROSS.

In testimony whereof, I have hereunto set my hand and affixed my offical seal in Gibson County This 12th day of April, 20 12.

Kimberly A. Lewis

Notary Public Kimberly A. Lewis, I reside in Gibson Co. Indiana

My commission expires 2-21-2016

LESSOR:

ROSS & COMPANY, INC.

Oscar Ross

By: Oscar Ross

Its: President

STATE OF INDIANA/COUNTY OF GIBSON

Before me, a Notary Public in aforesaid County and State, personally appeared OSCAR ROSS, The President of ROSS & COMPANY, INC, who attested to me that he was the President of ROSS & COMPANY, INC, and acknowleged to me that he did execute the forgoing instrument for and behalf of said company.

In testimony whereof, I have hereunto set my hand and affixed my offical seal in Gibson County This 12th day of April, 20 12.

Kimberly A. Lewis

Notary Public Kimberly A. Lewis, I reside in Gibson Co. Indiana

My commission expires 2-21-2016

LESSOR:

THE WOOSLEY FAMILY TRUST

Albert R. Woosley

By: Albert R. Woosley

Its: Trustee

THE WOOSLEY FAMILY TRUST

Shirley J. Woosley

By: Shirley J. Woosley

Its: Trustee

STATE OF INDIANA/COUNTY OF GIBSON

Before me, a Notary Public in aforesaid County and State, personally appeared ALBERT R. WOOSLEY and SHIRLEY J. WOOSLEY, the Trustees of THE WOOSLEY FAMILY TRUST, who attested to me that they were the Trustees of THE WOOSLEY FAMILY TRUST, and acknowleged to me that they did execute the forgoing instrument for and behalf of said entity.

In testimony whereof, I have hereunto set my hand and affixed my offical seal in Gibson

Instrument 201200002027 PG 9 OF 10
Instrument 201200001866 PG 6 OF 6

County This 12th day of April, 20 12.

Kimberly A. Lewis
Kimberly A. Lewis, I reside in Gibson Co, Indiana
Notary Public
My commission expires 2-21-2016

LESSEE:
ADENA RESOURCES LLC

CRK
By: Randy Bishop
Its: Member-Manager

STATE OF OHIO/COUNTY OF HAMILTON

Before me, a Notary Public in aforesaid County and State personally appeared RANDY BISHOP, The Member-Manager of ADENA RESOURCES LLC, who attested to me that he was the Member-Manager of ADENA RESOURCES LLC, and acknowleged to me that he did execute the forgoing instrument for and behalf of said company.
In testimony whereof, I have hereunto set my hand and affixed my offical seal in Cincinnati Ohio This 3rd day of April, 20 12.

Kathleen F. Winkler
Notary Public

KATHLEEN F. WINKLER
Notary Public, State of Ohio
Commission Expires June 17, 2016

I, Michael Loprieno, affirm, under the penalties for perjury, that I have taken reasonable care to redact each Social Security number in this document, unless required by law.

THIS INSTRUMENT PREPARED
BY: Michael Loprieno

Exhibit B

Reserve Evaluation Report

Ross et al Leasehold

Center Township

Gibson County, Indiana

November 20, 2013

Prepared for:

K & M Oil, Inc.

9 Crystal Lake Road, Suite 250

Lake in the Hill, IL 60156

Prepared by:

Adena Resources LLC

Cincinnati, Ohio

ADENA RESOURCES LLC
7253 Jethve Lane, Cincinnati OH 45243 Phone: 513.253.8459

Adena Resources, LLC

November 20, 2013

K&M Oil, Inc.

9 Crystal Lake Road, Suite 250

Lake in the Hill, IL 60156

Attn:	Mr. Brian Knight
Phone:	847-791-9753

Re:	Reserve Evaluation Report
Ross et al Lease
Center Township, Gibson County, Indiana

Dear Mr. Knight:

Enclosed is the Reserve Report for the Ross et al leasehold located in Center Township, Gibson County, Ohio. This report was prepared in accordance with the “Canadian Oil and Gas Evaluation Handbook, Second Edition, dated September 1, 2007”.

Adena Resources, LLC accepts no responsibility or liability to any person or organization for any claim, for loss or damage caused, or believed to be caused, directly or indirectly by reliance on information in this report. No warranties, express or implied, are intended or made.

If you have comments or questions, please call (513) 253-8459.

Sincerely,

Adena Resources, LLC

Randy Bishop, PG

Principal Geologist

Enclosure

Reserve Evaluation Report	Adena Resources, LLC

Ross Leasehold Center Township, Gibson County, Indiana

November 20, 2013

TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY	1
2.0	SUPPORTING INFORMATION FOR MAJOR PROPERTY	8

2.1	Leasehold Information	8
2.2	Geological Information	8
2.3	Decline Curve Analysis	8

i

Reserve Evaluation Report	Adena Resources, LLC

Ross Leasehold Center Township, Gibson County, Indiana

November 20, 2013

List of Tables	Page
Table EX-1: Resource Classification Framework	3
Table EX-2: Reserve Summary For Ross Et Al Leasehold, Gibson County, IN	4
Table EX-3: Summary of the Evaluation of the Petroleum Reserves
As of November 2013 of the Ross Leasehold, Indiana	7

List of Figures
Figure 1: Well Location Map	6
Figure 2: Leasehold Map	9
Figure 3: Cypress Isopach Map	10
Figure 4: Structure Map on Barlow Limestone	11

List of Appendices
A: Qualifications of the Reserve Evaluator
B: Engagement Letter
C: Jackson Wells Profit and Loss Statement
D: Cypress Wells Profit and Loss Statement
E: St. Genevieve Wells Profit and Loss Statement
F: Salem Wells Profit and Loss Statement
G: Legal Description of Leasehold
H: Cypress Decline Curve

ii

1.0	EXECUTIVE SUMMARY

The purpose of this Reserve Report is to determine, using sound geological and engineering practices, obtainable oil reserves for the Ross et al Leasehold located in Center Township, Gibson County, Indiana. This report has been prepared by Adena Resources, LLC following general guidelines established in the “Canadian Oil and Gas Evaluation Handbook, Second Edition, dated September 1, 2007”. Qualifications of the reserve evaluator are provided as Appendix A. Mr. Randy Bishop (reserve evaluator) has over 30 years of geological experience and is a member of the American Association of Petroleum Geologists (AAPG). Mr. Bishop was engaged by K&M Oil, Inc. (client) for this evaluation. A copy of the engagement letter is provided as Appendix B.

Definitions referred to or utilized in this report (taken from the above-referenced guideline) are as follows:

Total Petroleum Initially-In-Place (PIIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

Discovered Petroleum Initially-In-Place (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status. To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

1

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves. This definition shows the 2P estimate to be a “best estimate” of the remaining recoverable quantities. The 2P reserves estimate is the quantity that best represents the expected outcome with no optimism or conservatism, and as such is of key importance in reserves evaluation and reporting.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves. This definition shows 3P reserves to be a relatively optimistic estimate of the remaining recoverable quantities.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development.” For contingent resources the chance of commerciality is equal to the chance of development.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub classified based on project maturity. Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the “chance of discovery.” Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components: the chance of discovery and the chance of development.

Table EX-1 (below) illustrates the various definitions described above. Reserves for the Ross Leasehold are classified as “probable reserves” (2P) and “possible reserves” (3P) categories and further described in Table EX-2.

2

Table EX-2 illustrates the reserve summary for the Ross et al leasehold currently controlled by K&M Oil, Inc. 2P expected value is $1,094,606 (see definitions above). 3P expected value is $6,433,057, taking into account site appropriate risk factors. Guidelines indicate various levels of uncertainty (i.e., low [10], best [50], and high [90]). Adena has used deterministic methods of probability (based on review of available literature and field information) to arrive at an 80% (P80) probability for 2P reserves and a probability of P10 to P30 to P60 for 3P (Probable reserves). Adena believes this correlates to a P50 definition guideline.

3

TABLE EX-2

RESERVE SUMMARY FOR ROSS ETAL LEASEHOLD, GIBSON COUNTY, INDIANA

Producing Formation	Developed Producing Reserves (1P)	Developed Non- Producing Probable Reserves (2P)	Capital Costs	Value	2P Confidence Level (Probability of Occurrence)	2P Expected Reserves		2P Expected Capital Costs		2P Expected Value		Non-Developed Possible Reserves (3P)	Capital Costs (3YR)	Value (3YR)[7]	3P Confidence Level (Probability of Occurrence)	3P Expected Reserves (3YR)	3P Expected Capital Costs (3YR)		3P Expected Value (3YR)[7]
Jackson (Big Clifty)	0	23,265 BO	$200,000	$1,347,257	80%	18,612		$160,000		$1,077,801		24,000 BO (two wells)[2]	$386,750	$823,343	60%	7,200 BO	$232,050		$494,006
Cypress	0											54,000 BO (two wells)[3]	$386,750	$1,852,523	60%	16,200 BO	$232,050		$1,111,514
St. Genevieve*	0	0	-	-	-	-		-		-		360,000 BO (four wells)[4]	$842,250	$12,350,151	30%	54,000 BO	$252,675		$3,705,045
Salem	0	0	-	-	-	-		-		-		100,000 BO (four wells)[5]	$942,250	$3,430,598	15%	7,500 BO	$141,338		$514,590
New Albany	0	0	-	-	-	-		-		-		177,200 BOE (four wells)[6]	$1,042,250	$6,079,019	10%	8,860 BO	$104,225		$607,902
TOTAL		23,265 BO	$200,000	$1,347,257		18,612	[1]	$160,000	[1]	$1,077,801	[1]	715,200 BO	$3,600,250	$24,535,634		93,760 BO1	$962,338	[1]	$6,433,057	[1]

*Includes the Paoli and St. Louis Limestone

1 – Adjusted by taking into account the confidence (risk) factor

2 – Analogous production from the West Fork Consolidated Pool in Gibson County, IN using a 50% reservoir depletion factor

3 – Analogous production from the Coe South Field in Pike County, IN using a reservoir depletion factor of 50%

4 – Analogous production from the Spencer Consolidated Field in Posey County, IN.

5 – Analogous production from the Plummer Field, luka Field, and the Keenville Field (Illinois)

6 – Analogous production from the Marcellus Shale Formation in Ohio, based on professional judgment

7 – Assumes 50% of the production occurs within the first three years

Adena Resources, LLC

4

As illustrated on Table EX-2, current oil production is obtained from the Jackson (Big Clifty) and Cypress formations on the property. Figure 1 illustrates the well locations and re-work possibilities for the leasehold. Capital costs for re-work of the existing well network (i.e., 2P costs) are estimated at $160,000 ($20,000/well plus $20K pipeline/ancillary costs). This is based on estimated per well cost to date from similar workover operations.

Reserves and costs Non-Developed Possible Reserves (3P) are based on the following:

•	Two new producing oil wells in the Jackson (Big Cliffy) formation
•	Two new producing oil wells in the Cypress formation
•	Four new producing oil wells in the St. Genevieve formation
•	Four new producing oil wells in the Salem Formation
•	Four new producing (oil equivalent) wells in the New Albany Formation

Appendices C through G denote the Profit and Loss Statements for each formation.

Table EX-3 is a summary of the Petroleum Reserves for the Ross Leasehold, taking the data from Table EX-2. A net present value (NPR) was calculated for 0%, 5%, 10%, 15%, and 20%. Please note that the estimated net present values reported might not necessarily be the fair market value of the reserves. The estimated NPR was calculated using the calculator from the following website: http://ncalculators.com/investment/npv-net-present-value-calculator.htm.

‘Gross” and ‘Net” reserves were calculated using the confidence level factor identified from Table EX-2. The effects of income tax were not calculated in this evaluation. An 83.5 Net Revenue Interest (NRI) was factored into the table, based on communication with K&M Oil, Inc. personnel. $93/barrel of oil (BO) was used; this was based on the recent approximate average per barrel oil price from 11/18-11/22 as reported from http://www.eia.gov/dnav/. This price was held constant of the evaluation. Based on communication with local oil purchasers, a charge of $10/B0 was utilized as the transportation charge. A three year “flush” production was used for the reserve calculations, based on the estimate that 50% of the production will, in the majority of cases, occur within the first three years.

Site visits were periodically conducted during the months of August through September 2013. This was in response to repair work being conducted on the tank battery.

5

130195
130186
22744
130192
130182
T2S R9W
Sec 16 SW Qtr
48234
130185
130187
T2S R9W
Sec 16 SE Qtr
APPROXIMATE LEASEHOLD BOUNDARY
30266
29845
Oatsville Rd
County Road 150 S
130276
28095
30289
28147
34373
130275
27159
T2S R9W
Sec 21 NW Qtr
T2S R9W
Sec 21 NE Qtr
27986
34440
20746
20516
TANK BATTERY
34421
36815
34625
34748
17081
20393
20284
34804
31037
36599
28048
28097
T2S R9W
Sec 21 SW Qtr
T2S R9W
Sec 21 SE Qtr
20969
20487
27854
3503236262
WELL LOCATION MAP - FIGURE 1
15690
21122
19960
WATER INJECTION WELL
WATER SUPPLY WELL
RE-WORK WELL LOCATION

6

Table EX-3 Summary of the Evaluation of the Petroleum Reserves As of

November 2013 of the Ross Leasehold, Gibson County, IN

Product Classification	Ultimate Reserves (BO)	Remaining Reserves (BO)				Net Present Values ($)
		Company				Before Income Taxes					After Income Taxes
		Gross		Net		0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Light, Medium Oil (Mbbl) Proved Developed Producing Proved Developed Non-Producing Proved Undeveloped Total Proved	UNK.	0 23,265 39,000 62,265	** **	0 18,612 23,400 42,012	** **	1,077,801 1,605,520 2.683.321	1,002,188 1,360,429 2.362.617	888.857 1,216,802 2.105.659	794.344 1,096,337 1,890,681	714.739 994,329 1,709,068
Probable (St. Gen) Probable (Satem) Probable (New Albany) Total Proved + Probable		180,000 50,000 88,600 380,865	** ** ** **	54,000 7,500 8,600 112,112	** ** ** **	3,705,045 514,590 607,902 7,510,758	3,225,677 446,235 531,541 6,566,070	2,853,731 398,761 472,533 5,830,684	2,542,277 58,978 423,118 5,215,054	2,279,094 325,318 381,349 4,694.829

Heavy Oil (Mbbl) Proved Developed Producing Proved Developed Non-Producing Proved Undeveloped Total Proved Probable Total Proved + Probable	NA	NA		NA

Non-Associated and Associated Gas (MMcf) Proved Developed Producing Proved Developed Non-Producing Proved Undeveloped Total Proved Probable Total Proved + Probable	NA	NA		NA

*5-year calculated NPV

83.5 NRI

$93/BO (WTI as of 5/29/2012)

$10/BO (Transportation)

1% severance tax

** 3yr calculation (50% of production occurs within this period)

7

2.0 SUPPORTING INFORMATION FOR MAJOR PROPERTY

2.1 Leasehold Information

The leasehold is located in Center and Columbia Townships, Gibson County, IN; T2S, R 9 W; Sections 14,15, 21, 22, and 29. A leasehold map is provided as Figure 2; a legal description of the leasehold is provided as Appendix G. The leasehold comprises approximately 166 acres.

2.2 Geological Information

The Cypress Sandstone was deposited in a delta-distributary channel, primarily in a southwest-northeast direction. Oil is stratigraphically trapped where the sandstone crosses positive structural features, or where the sand pinches out. Similar to the Big Clifty, deposition and oil production from the Cypress is affected by deep-seated basement faulting, which trends northeast-southwest. The attached Figure 3 illustrates Cypress Sandstone thickness over the leasehold. A type log (Highland Oil - Winget No.1), located immediately within the prospective leasehold, had initial production of 120 BO/day from the Cypress.

The St. Genevieve Limestone is one of the most important petroleum-producing formations in the Illinois Basin. Oil reservoirs are associated with lenses of oolitic grainstone (i.e., McClosky sands) encased in limestone. The Illinois Basin during St. Genevieve time was a broad, shallow ramp, dipping gently to the south. Tidal flow on and off the ramp kept the ooids in motion in shallow water and was probably responsible for the north-south orientation (along with basement faulting). Oil fields within the St. Genevieve are sometimes expressed by a pronounced structural nose. Information regarding the Stringtown Field, a St. Genevieve Limestone Pool which is believed to be similar to what is expected on the prospective leasehold, is provided. Structural mapping on top of the Renault Limestone (stratigraphically above the St. Genevieve) in the prospective area illustrates a pronounced structural nosing, similar to the Stringtown Field (see Figure 4). Twelve producing wells within the St. Genevieve can be identified along this trend.

2.3 Decline Curve Analysis

Due to lack of field production information, decline curve analysis for the Cypress formation was completed using historic data taken from the Xenia East Field, from Indiana Department of Natural Resource (IDNR) records. The decline curve is provided as Appendix H. Production analysis from the other formations evaluated (e.g., Jackson, St, Genevieve, etc.) were also taken from analogous field production, reported by IDNR and the state of Illinois.

8

SEE SHEET 13-16
K&M OIL LEASEHOLD
S.R. 64
CENTER TWP.
COLUMBIA TWP.
OATSVILLE RD.
SEE SHEET 13-20
SEE SHEET 13-22
750 E.
850 E.
250 S.
SEE SHEET 13-28

FIGURE 2 - LEASEHOLD MAP

9

APPROXIMATE LEASE PARCEL OUTLINE
County Road 150
County Road 750
State Road 64
28 - 9W
17
16
15
20
21
22
130259
130276
130264
130265
130266
130275
130286
5 BO
5 BW
130285
5 BO
5 BW
130278
45 BO
JACKSON
130281
130284
5 BO
+5'
+14
130289
2 BO
JACKSON
CYPRESS
130277
130282
130283
30 BO
35 BW
130304
130288
2 BO
JACKSON
CYPRESS
130287
5 BO
10 BW
JACKSON
CYPRESS
130290
5 BO
130279
130280
130291
JACKSON
CYPRESS
18 BO
130303
120 BO
3 BO (RECOMPLETION)
130305
130320
130326
7 BO/55 SW
130257
130274
130263
35 BO
ST G
130292
130296
130295
130294
130322
130298
130297
130261
130260
60 BO
ST. G
130300
130302
130293
130321
130267
130269
130271
130270
130272
130273
130262
130299

FIGURE 3- ISOPACH MAP OF CYPRESS SANDSTONE

10

FIGURE 4 - STRUCTURE MAP ON BARLOW LIMESTONE

130195
130186
22744
130192
130182
T2S R9W
Sec 16 SW Qtr
48234
130185
130187
T2S R9W
Sec 16 SE Qtr
30266
29845
Oatsville Rd
County Road 150 S
POSSIBLE ST. GENEVIEVE PRODUCTION TREND
130276
28095
-1021
30289
28147
-1030
28081
-1050
34373
-1023
27159
130275
28086
T2S R9W
Sec 21 NW Qtr
T2S R9W
Sec 21 NE Qtr
27986
-1035
34440
28536
20746
-1009
20516
34421
36815
34625
-1036
34749
-1036
-1017
20393
-1009
20284
-1019
31037
-1014
36599
34804
28046
28097
T2S R9W
Sec 21 SW Qtr
T2S R9W
Sec 21 SE Qtr
20969
20487
27854
3503236262
EXISTING ST. GENEVIEVE PRODUCTION TREND
15690
21122
19960

11

Appendix A Reserve Estimator Qualifications

12

Randy Bishop, P.G.
Managing Partner, Principal Geologist	adena RESOURCES LLC
7809 Laurel Avenue Suite 8
Cincinnati, Ohio 45243 513.253.8459 888.248.1733

Adena Resources LLC is an independent consulting firm specializing in the exploration, development, and production of domestic oil and gas reserves. The personnel at Adena have a combined 60+ years of experience in the oil and gas industry which includes extensive geological, drilling, and production experience in the Gulf Coast, Appalachian Basin and Illinois Basin (i.e., Kentucky, Pennsylvania, West Virginia, Ohio, Indiana, and Illinois).

Registration

•	Registered Geologist: State of Kentucky, License No. 223
•	Notary Public, State of Ohio; commission expires May 19,2013

Fields of Competence

•	Oil and gas prospect development and drilling experience in the Gulf Coast, Appalachian and Illinois Basins.
•	Drilling oversight; geophysical well log evaluation and interpretation.
•	Re-conditioning existing oil and gas wells to optimize production.
•	Seismic program development and interpretation.
•	Consultation on oil and gas property evaluation / appraisals.
•	Aeromagnetic evaluation and data interpretation.
•	Remote sensing (i.e., Landsat, SLAR, etc.).
•	Oil and gas leasing.

Credentials

•	B.S., Geology, cum laude, Marshall University, 1981. Minors in mathematics and chemistry.

13

Key Projects

Exploration Manager for a +$15M drilling program in Ohio. Over 200 wells were drilled and completed in a two-year period with a 90% success rate. The average depth of these wells ranged from 4,000 to 6.0 feet. Approximately 20 BCF of gas reserves were discovered and produced.

Part of a regional geological pathfinding team for a major oil company developing and evaluating major oil and gas plays within North America. Play development involved utilizing regional seismic, remote sensing techniques and available well log information.

Exploration Manager for a startup oil and gas company in Ohio. Developed a regional exploratory play within the Cambrian-age Knox formation. Oversaw the development and interpretation of reflective seismic and gravity/magnetic studies to prove up prospect development. Conducted oil and gas leasing within key hot spot prospects. Approximately 3 initial wells were drilled with discovered reserves estimated at 1.0 BCF and 100,000 BO.

Oil and gas appraisal for select properties in West Virginia. Evaluated 5,000+ acres within the Upper Devonian sands and Middle Devonian Oriskany Play within central Pennsylvania for oil and gas potential. Based upon detailed reserve analysis, negotiated lease with major oil company on behalf of landowner.

APRIL 2009

14

American Association of Petroleum Geologists
An International Geological Organization • www.aapg.org
P.O Box 979, Tulsa, OK 74101-0979 USA
(800) 364-2274 U.S. & Can. • +1 (918) 584-2555 Other
(918) 560-2652 Fax • members@aapg.org

Randy Bishop
ASSOCIATE

Member Number: 10095730

Member Since: 8/20/1981

AAPG President Expires: June 30, 2013 AAPG Executive Director

15

Appendix B Engagement Letter

16

Contract for Services Rendered

This is a contract entered into by ADENA RESOURCES, LLL (hereinafter referred to as “the Provider”) and STRATEGIC LENDING SOLUTIONS, LLC (hereinafter referred to as “the Client”) on this date,      March 4, 2013

The Provider’s place of business is 7809 Laurel Avenue, Suite 8, Cincinnati, OH 45243 and the Client’s place of business is 9 Crystal Lake Road, Ste. 250, Lake In The Hills, IL 60156.

The Client hereby engages the Provider to provide services described herein under “Scope and Manner of Services.” The Provider hereby agrees to provide the Client with such services in exchange for consideration described herein under “Payment for Services Rendered”.

Scope and Manner of Services

Services To Be Rendered By Provider: enumerate here each particular task to be performed and its acceptable result, i. e.,

1.	Perform Geological services in anticipation of meeting the requirements of National Instrument 51-101,

2.	Complete National instrument 51-101, and

3.	Assist when needed with the process Involved in listing the asset on the TSXV Exchange.

Payment for Services Rendered

The Client shall pay the Provider for services rendered according to the attached Payment Schedule.

Applicable Law

This contract shall be governed by the laws of the County of Cook in the State of Illinois and any applicable Federal law.

Initials

17

Signatures

In witness of their agreement to the terms above, the parties or their authorized agents hereby affix their signatures:

/s/ Brian Knight	3/4/13	/s/ Randy Bishop	3/4/13
Brian Knight, Strategic Lending Solutions, LLC		Randy Bishop, Adena Resources, LLC

BRIAN KNIGHT	RANDY BISHOP
(Signature of Client or agent) / (Date)	(Signature of Provider or agent) / (Date)

Initials

18

PAYMENT SCHEDULE

Payment for services rendered will be submitted in accordance with the following:

1.	Four Thousand Dollars and no/100 ($4,500,00) will be rendered to Provider upfront,

2.	An additional Two Thousand Dollars and no/100 ($1,500.00) will be rendered to Provider upon completion of the services described above in Section “Scope and Manner of Services”

3.	Costs Incurred by Provider such as materials will be reimbursed by Client.

4.	Shares will be granted to Provider based on 3% of the overall stock and a 1% overriding royalty should the asset be purchased by a publicly traded company.

5.	Additionally Provider will be entitled to a stock options incentive program to be outlined at the onset of the purchase of the asset by CapGain or a CPC from K&M Oil/Strategic Lending Solutions.

Initials

19

APPENDIX C Jackson Wells PNL

20

PROFIT/LOSS STATEMENT FOR TWO JACKSON WELLS

ROSS LEASEHOLD, GIBSON COUNTY, INDIANA

Adena Resources LLC

	Year 1		Year 2		Year 3	
Sales						
oil revenue	$849,049	100.0%	$617,490	100.0%	$385,931	100.0%
Total Sales	$849,049	100.0%	$617,490	100.0%	$385,931	100.0%
Cost of Goods						
Total Cost of Goods	$0	0.0%	$0	0.0%	$0	0.0%
Gross Profit	$849,049	100.0%	$617,490	100.0%	$385,931	100.0%
Operating Expenses						
Well Tender	$4,400	0.5%	$4,800	0.8%	$4,800	1.2%
Utilities	$1,650	0.2%	$1,800	0.3%	$1,800	0.5%
Management Fee (Adena Resources)	$2,200	0.3%	$2,400	0.4%	$2,400	0.6%
miscellaneous	$5,000	0.6%	$0	0.0%	$0	0.0%
well rework	$2,000	0.2%	$0	0.0%	$0	0.0%
yearly maintenance	$5,000	0.6%	$5,000	0.8%	$5,000	1.3%
Well Leases	$10,000	1.2%	$0	0.0%	$0	0.0%
Bonds	$6,000	0.7%	$0	0.0%	$0	0.0%
Insurance	$8,500	1.0%	$6,000	1.0%	$6,000	1.6%
Title Work	$2,000	0.2%	$0	0.0%	$0	0.0%
Cypress Wells	$300,000	35.3%	$0	0.0%	$0	0.0%
Total Operating Expenses	$346,750	40.8%	$20,000	3.2%	$20,000	5.2%
Earnings Before Tax, Int., Dep. (EBITDA)	$502,299	59.2%	$597,490	96.8%	$365,931	94.8%
Net Income (Loss)	$502,299	59.2%	$597,490	96.8%	$365,931	94.8%

21

APPENDIX D Cypress Wells PNL

22

PROFIT/LOSS STATEMENT FOR TWO CYPRESS WELLS

ROSS LEASEHOLD, GIBSON COUNTY, INDIANA

Adena Resources LLC

	Year 1		Year 2		Year 3	
Sales						
oil revenue	$377,355	100.0%	$274,440	100.0%	$171,525	100.0%
Total Sales	$377,355	100.0%	$274,440	100.0%	$171,525	100.0%
Cost of Goods						
Total Cost of Goods	$0	0.0%	$0	0.0%	$0	0.0%
Gross Profit	$377,355	100.0%	$274,440	100.0%	$171,525	100.0%
Operating Expenses						
Well Tender	$4,400	1.2%	$4,800	1.7%	$4,800	2.8%
Utilities	$1,650	0.4%	$1,800	0.7%	$1,800	1.0%
Management Fee (Adena Resources)	$2,200	0.6%	$2,400	0.9%	$2,400	1.4%
miscellaneous	$5,000	1.3%	$0	0.0%	$0	0.0%
well rework	$2,000	0.5%	$0	0.0%	$0	0.0%
yearly maintenance	$5,000	1.3%	$5,000	1.8%	$5,000	2.9%
Well Leases	$10,000	2.7%	$0	0.0%	$0	0.0%
Bonds	$6,000	1.6%	$0	0.0%	$0	0.0%
Insurance	$8,500	2.3%	$6,000	2.2%	$6,000	3.5%
Title Work	$2,000	0.5%	$0	0.0%	$0	0.0%
Cypress Wells	$300,000	79.5%	$0	0.0%	$0	0.0%
Total Operating Expenses	$346,750	91.9%	$20,000	7.3%	$20,000	11.7%
Earnings Before Tax, Int., Dep. (EBITDA)	$30,605	8.1%	$254,440	92.7%	$151,525	88.3%
Net Income (Loss)	$30,605	8.1%	$254,440	92.7%	$151,525	88.3%

23

APPENDIX E St. Genevieve Wells PNL

24

PROFIT/LOSS STATEMENT FOR FOUR ST. GENEVIEVE WELLS

ROSS LEASEHOLD, GIBSON COUNTY, INDIANA

Adena Resources LLC

	Year 1		Year 2		Year 3	
Sales						
oil revenue	$5,660,325	100.0%	$4,116,600	100.0%	$2,572,875	100.0%
Total Sales	$5,660,325	100.0%	$4,116,600	100.0%	$2,572,875	100.0%
Cost of Goods						
Total Cost of Goods	$0	0.0%	$0	0.0%	$0	0.0%
Gross Profit	$5,660,325	100.0%	$4,116,600	100.0%	$2,572,875	100.0%
Operating Expenses						
Well Tender	$8,400	0.1%	$9,600	0.2%	$9,600	0.4%
Utilities	$3,150	0.1%	$3,600	0.1%	$3,600	0.1%
Management Fee (Adena Resources)	$4,200	0.1%	$4,800	0.1%	$4,800	0.2%
miscellaneous	$10,000	0.2%	$0	0.0%	$0	0.0%
well rework	$4,000	0.1%	$0	0.0%	$0	0.0%
yearly maintenance	$10,000	0.2%	$10,000	0.2%	$10,000	0.4%
Well Leases	$10,000	0.2%	$0	0.0%	$0	0.0%
Bonds	$12,000	0.2%	$0	0.0%	$0	0.0%
Insurance	$8,500	0.2%	$6,000	0.1%	$6,000	0.2%
Title Work	$4,000	0.1%	$0	0.0%	$0	0.0%
St. Gen Wells	$700,000	12.4%	$0	0.0%	$0	0.0%
Total Operating Expenses	$774,250	13.7%	$34,000	0.8%	$34,000	1.3%
Earnings Before Tax, Int., Dep. (EBITDA)	$4,886,075	86.3%	$4,082,600	99.2%	$2,538,875	98.7%
Net Income (Loss)	$4,886,075	86.3%	$4,082,600	99.2%	$2,538,875	98.7%

25

APPENDIX F Salem Wells PNL

26

PROFIT/LOSS STATEMENT FOR FOUR SALEM WELLS

ROSS LEASEHOLD, GIBSON COUNTY, INDIANA

Profit & Loss

Adena Resources LLC

Periods
Years
Quarters
Months

Views
Detail
Summary

Percentages
Show %
Hide %

Expenses
Alphabetical
Descending

	Year 1		Year 2		Year 3	
Sales						
oil revenue	$1,572,061	100.0%	$1,143,454	100.0%	$743,046	100.0%
Total Sales	$1,572,061	100.0%	$1,143,454	100.0%	$743,046	100.0%
Cost of Goods						
Total Cost of Goods	$0	0.0%	$0	0.0%	$0	0.0%
Gross Profit	$1,572,061	100.0%	$1,143,454	100.0%	$743,046	100.0%
Operating Expenses						
Well Tender	$8,400	0.5%	$9,600	0.8%	$9,600	1.3%
Utilities	$3,150	0.2%	$3,600	0.3%	$3,600	0.5%
Management Fee (Adena Resources)	$4,200	0.3%	$4,800	0.4%	$4,800	0.6%
miscellaneous	$10,000	0.6%	$0	0.0%	$0	0.0%
well rework	$4,000	0.3%	$0	0.0%	$0	0.0%
yearly maintenance	$10,000	0.6%	$10,000	0.9%	$10,000	1.3%
Well Leases	$10,000	0.6%	$0	0.0%	$0	0.0%
Bonds	$12,000	0.8%	$0	0.0%	$0	0.0%
Insurance	$8,500	0.5%	$6,000	0.5%	$6,000	0.8%
Title Work	$4,000	0.3%	$0	0.0%	$0	0.0%
New Albany Shale Wells	$900,000	57.2%	$0	0.0%	$0	0.0%
Total Operating Expenses	$974,250	62.0%	$34,000	3.0%	$34,000	4.6%
Earnings Before Tax, Int., Dep. (EBITDA)	$597,811	38.0%	$1,109,454	97.0%	$709,046	95.4%
Net Income (Loss)	$597,811	38.0%	$1,109,454	97.0%	$709,046	95.4%

27

APPENDIX G Legal Description of Leasehold

28

LEGAL DESCRIPTION - OIL AND GAS LEASES

Tract 1: A part of the East Half of the Northwest Quarter of Section 21; Township 2 South, Range 9 West in Gibson County, Indiana and more particularly described as follows: Beginning at the Northwest corner of the said half quarter section; thence South 89 degrees 51 minutes 57 seconds East along the North line of Section 21 a distance of 984.06 feet; thence South 00 degrees 02 minutes 39 seconds East a distance of 1987.14 feet; thence South 89 degrees 59 minutes 43 seconds West a distance of 30.73 feet; thence South 00 degrees 02 minutes 39 seconds East a distance of 418.00 feet; thence South 89 degrees 59 minutes 43 seconds West a distance of 225.60 feet; thence South 00 degrees 02 minutes 39 seconds East a distance of 242 feet to the South line of the said half quarter section; thence South 89 degrees 59 minutes 43 seconds West along the said South line a distance of 111.56 feet; thence North 00 degrees 00 minutes 47 seconds West a distance of 878.17 feet; thence South 89 degrees 53 minutes 46 seconds West a distance of 618.00 feet to the West line of the said half quarter section; thence North 00 degrees 00 minutes 00 seconds East along the said West line a distance of 1772.43 feet to the point of beginning and containing 45.72 acres, more or less.

Tract 2: Part of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West in Gibson County, Indiana more particularly described as follows: The place of beginning may be found at an iron at the Southwest corner of said quarter quarter, said iron is located 1.3 feet north of the center line of Highway #64 and at station 473 + 96.1, and run thence North and along the West line of said quarter quarter 877.10 feet to an iron; thence East 618 feet to an iron; thence South and parallel to the West line thereof 623 feet to an iron; thence West and parallel to the South line thereof 50 feet; thence South and parallel to the West line thereof 255.17 feet to the South line of said quarter quarter, said point being 0.75 feet north of the center line of said highway; thence west and along the South line of said quarter quarter 568.20 feet to the place of beginning and containing 12.1605 acres,

Excepting therefrom a part of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West in Gibson County, Indiana more particularly described as follows: Begin at an iron found being the southwest corner of the Southeast Quarter of the Northwest Quarter of said Section 21, thence measure North 0 degrees 00 minutes East along the West line of said quarter quarter, a distance of 269.40 feet to a 5/8 inch iron set; thence measure South 88 degrees 21 minutes East, a distance of 268.00 feet to a 5/8 inch iron set; thence measure South 3 degrees 44 minutes East, to the South line of said quarter quarter, a distance of 262.28 feet to a point; thence measure South 90 degrees 00 minutes West, a distance of 286.89 feet to the point of beginning and containing 1.69 acres in said exception.

Tract 2A: a part of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West in Gibson County, Indiana more particularly described as follows; Begin at an iron found being the southwest corner of the Southeast Quarter of the Northwest Quarter of said Section 21, thence measure North 0 degrees 00 minutes East along the West line of said quarter quarter, a distance of 269.40 feet to a 5/8 inch iron set; thence measure South 88 degrees 21 minutes East, a distance of 268.00 feet to a 5/8 inch iron set; thence measure South 3 degrees 44 minutes East, to the South line of said quarter quarter, a distance of 262.28 feet to a point; thence measure South 90 degrees 00 minutes West, a distance of 286.89 feet to the point of beginning and containing 1.69 acres in said exception.

29

Tract 3: Part of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West in Gibson County, Indiana, and more particularly described as follows: Beginning at a point in the south line thereof 568.20 feet east of the southwest corner thereof; thence north and parallel to the west line thereof 255,37 feet; thence east and parallel to the south line thereof 50.00 feet; thence south and parallel to the west line thereof 255.17 feet to the south line; thence west along said south line 50.00 feet to the place of beginning and containing ..2929 acres.

Tract 4: A part of the East half of the Northwest Quarter and part of the West half of the Northeast Quarter all in section 21, Township 2 South, Range 9 West in Gibson County, Indiana and more particularly described as follows: Commencing at the Northwest comer of the East half of the Northwest Quarter of said Section 21; thence South 89 degrees 51 minutes 57 Seconds East along the North line of Section 21 a distance of 984.06 feet to the point of the beginning; thence South 89 degrees 51 minutes 57 seconds East along the North line of Section 21 a distance of 601.68 feet; thence South 00 degrees 12 minutes 19 seconds East a distance of 620.14 feet; thence South 89 degrees 50 minutes 5 seconds East a distance of 397.38 feet; thence South 00 degrees 12 minutes 19 seconds Fast a distance of 2024.37 feet to the South line of the West half of the Northeast Quarter of Section 21; thence South 89 degrees 59 minutes 43 seconds West along the said South line a distance of 377.22 feet; thence North 00 degrees 02 minutes 39 seconds West a distance of 660,00 feet; thence South 89 degrees 59 minutes 43 seconds West a distance of 629.27 feet; thence North 00 degrees 02 minutes 39 seconds West a distance of 1987.14 feet to the point of the beginning and containing 45.72 acres, more or less.

Tract 5: A part of the Southeast Quarter of the Northwest Quarter and a part of the Southwest Quarter of the Northeast Quarter of Section 21, Township 2 South, Range 9 West, Gibson County, Indiana and more particularly described as follows: Beginning at a 2 inch pipe at the southwest corner of the Southwest Quarter of the Northeast Quarter of said Section; run thence East 276.00 feet to a nail with a battle cap; thence North 660.00 feet to a point 3.9 feet south of an iron; thence West 660.00 feet, thence South 660.00 feet to a nail with a bottle cap in Hwy 64; thence East 384.00 feet to the place of beginning, containing 10 acres,

EXCEPTING THEREFROM, A part of the Southeast Quarter of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West, Gibson County, Indiana described as follows: beginning at a 2 inch pipe marking the southeast comer of the Southeast Quarter of the Northwest Quarter of Section 21, said pipe being slightly south of the centerline of State Road #64; thence bear West along the south line of said Quarter Quarter Section, a distance of 180.00 feet to a point, thence bear north 242,00 feet to a 5/8 inch iron; thence bear east a distance of 180.00 feet to a 5/8 inch iron set in the east line of said Quarter Quarter section; thence bear South 242.00 feet to the place of beginning, containing 1 acre in said exception.

AND ALSO EXCEPTING THEREFROM, A part of the Southeast Quarter of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West, Gibson County, Indiana described as follows: beginning at a 2 inch pipe marking the southeast corner of the Southeast Quarter of the Northwest Quarter of Section 21, said pipe being slightly south of the centerline of State Road #64; thence bear West along the south line of said Quarter Quarter Section, a distance of 180.00 feet to a point, thence bear north 242.00 feet to a 5/8 inch iron; thence bear east a distance of 180.00 feet to a 5/8 inch iron set in the east line of said Quarter Q

Tract 5A: A part of the Southeast Quarter of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West, Gibson County, Indiana described as follows: beginning at a 2 inch pipe marking the southeast corner of the Southeast Quarter of the Northwest Quarter of Section 21, said pipe being slightly south of the centerline of State Road #64; thence bear West along the south line of said Quarter Quarter Section, a distance of 180.00 feet to a point, thence bear north 242.00 feet to a 5/8 inch iron; thence bear east a distance of 180.00 feet to a 5/8 inch iron set in the east line of said Quarter Quarter section; thence bear South 242.00 feet to the place of beginning, containing 1 acre in said exception.

30

Tract 5B: A part of the Southeast Quarter of the Northwest Quarter of Section 21, Township 2 South, Range 9 West in Gibson County, Indiana, and more particularly described as follows: The place of beginning may be found by measuring West along the South line of said Quarter Quarter Section, 180.00 feet from a 2 inch iron at the Southeast comer thereof, and from said place of beginning, run thence west along the South line of said Quarter Quarter Section, 204.00 feet to the Southwest corner of a 9-acre parcel owned by Shirley Joan Woolsey; thencc North and along the West fine of the Wooisey property 242.00 feet; thence East and parallel to the South line thereof 204.00 feet to a 5/8 inch iron; thence South along the Woolsey -Russell Beasley one-acre parcel, 242.0 feet to the place of beginning, containing 1.13 acres in said exception.

Tract 6: A part of the West half of the Northeast quarter of Section 21, Township 2 South, Range 9 West in Gibson County, Indiana, and more particularly described as follows: Beginning at the Northeast corner of the West half of the Northeast Quarter of Section 21; thence South 00 degrees 12 minutes 19 seconds East along the East line of said half quarter section a distance of 2643.13 feet to the Southeast corner of the said half quarter section; thence South 89 degrees 59 minutes 43 seconds West along the quarter section line a distance of 660.00 feet; thence North 00 degrees 12 minutes 19 seconds West a distance of 2024.37 feet; thence North 89 degrees 50 minutes 05 seconds West a distance of 397.38 feet; thence North 00 degrees 12 minutes 19 seconds West a distance of 620.14 feet to the North line of Section 21; thence South 89 degrees 51 minutes 57 seconds East along the Section line a distance of 1074.94 feet to the point of the beginning and containing 45.71 acres, more or less.

31

APPENDIX H Cypress Decline Curve

32

Xenia East

CYPRESS POOL PRODUCTION HISTORY

Pool cumul.
Pool annual
PROJECTED DECLINE FOR ROSS ET AL LEASE
ESTIMATED CUMULATIVE REMAINING PRODUCTION = 23,265 BO
7665 BO - 1st year
450 BO-8th year
BARRELS OF Oil, thousands
1,000
100
10
1
.1
1951
1956
1961
1966
1971
1976
1981
YEAR
2013
2018
2021

The production graph clearly illustrates that Xenia East was initially produced at a high rate. More than half of the total oil produced was extracted within three years of discovery.

33